Exhibit 99.1

Caesarstone Reports Second Quarter 2015 Results

•	Revenue Up 9.9% to a Record $127.5 million, up 20.2% on a Constant Currency Basis
•	Net Income attributable to Controlling Interest Up 25.7% to $22.9 million
•	Diluted EPS up 27.5% to $0.65, Adjusted Diluted EPS up 12.1% to $0.65
•	Reiterates Full Year Adjusted EBITDA Guidance on Lower Revenue Expectations

MP MENASHE, Israel--(BUSINESS WIRE)--Caesarstone Sdot-Yam Ltd. (CSTE), a manufacturer of high quality engineered quartz surfaces, today reported financial results for its second quarter ended June 30, 2015.

Revenue in the second quarter of 2015 increased to a record of $127.5 million, up 9.9% compared to $116.1 million in the same quarter of the prior year. On a constant currency basis, second quarter revenue growth was 20.2% compared to the same period last year.  Growth in revenue was primarily driven by the United States, which increased by 19.2% to $57.1 million, and Canada, which increased by 24.4% to $19.1 million despite pressure from foreign exchange rate changes.

Yosef Shiran, Chief Executive Officer, commented, “We are pleased to report another quarter of solid financial results.  We continue to benefit from the strong Caesarstone brand supported by our powerful global marketing strategy, innovative and inspiring designs, and excellent quality. Each of our major markets is healthy, even with the headwinds from currency exchange rates, and continues to present significant opportunities.  We look forward to capturing those opportunities to continue driving long-term growth and value for our shareholders.”

Gross margin in the second quarter was 41.3% compared to 41.0% in the same period of the prior year.  This was driven primarily by favorable product mix, lower cost of polyester and benefits of scale.  These factors were partially offset by start-up costs related to the U.S. manufacturing facility and negative exchange rate fluctuations.

Operating expenses in the second quarter were $24.3 million, or 19.1% of revenue. This compares to the prior year second quarter level of $24.1 million, or 20.7% of revenue.  This 160 basis point improvement reflects the scale-related benefit of increased revenues, as well as the non-recurrence of several discrete expense items incurred in the second quarter last year, primarily costs associated with the secondary offering in the prior year.

Operating income in the second quarter was up 20% to $28.3 million compared to $23.6 million in the second quarter of 2014.

Adjusted EBITDA, which excludes the impact of share-based compensation expenses, the excess cost of acquired inventory and other non-recurring items, increased by 10.4% to $33.5 million in the second quarter, a margin of 26.3%. This compares to adjusted EBITDA of $30.4 million, a margin of 26.2%, in the second quarter of the prior year.

Finance expenses in the second quarter were $0.4 million compared to finance expense of $1.4 million during the same period in the prior year.  The decrease was primarily due to net gains related to the Company’s currency hedging instruments in the second quarter of 2015 compare to a net loss on those instruments in the same quarter of 2014.

The Company reported net income attributable to controlling interest for the second quarter of 2015 of $22.9 million compared to $18.2 million in the same quarter in the prior year. Diluted net income per share for the second quarter was $0.65 on 35.5 million shares compared to $0.51 per diluted share on 35.4 million shares in the prior year's second quarter.  On an adjusted basis, net income in the second quarter was $23.2 million, or $0.65 per diluted share compared to $20.7 million, or $0.58 per diluted share in the same quarter of the prior year.

The Company's balance sheet as of June 30, 2015 included cash, cash equivalents and short-term bank deposits of $37.7 million.

The Company's U.S. manufacturing facility in Richmond Hill, Georgia remains on track, with the first line in the U.S. now operational, and the second line in the U.S. expected to begin production in the fourth quarter of 2015.

Guidance Revised

The Company today reiterated its guidance for full-year adjusted EBITDA of $123 to $129 million and commented that it now expects to achieve that range with better than previously expected margins.

As a result of slightly lower-than-expected U.S. growth and the further negative impact of foreign exchange rates, the Company moderated its full-year revenue guidance to a new range of $495 million to $505 million as compared to its prior range of $515 million to $525 million.

Conference Call Details

Yosef Shiran, the Company's Chief Executive Officer, and Yair Averbuch, the Company's Chief Financial Officer, will host a conference call today, August 5, 2015, at 8:30 a.m. ET to discuss the results of the second quarter ended June 30, 2015, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-888-427-9411 or +1-719-325-2215 (international). Israeli participants can dial in at 1-80-924-5906. The pass code is 5269198.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter pass code 5269198. The replay will be available beginning at 11:30 a.m. ET on August 5, 2015 and will last through 11:59 PM ET August 19, 2015.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supremo, Motivo and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules within this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; the outcome of silicosis claims and the claim by our former quartz processor; unpredictability of seasonal fluctuations in revenues; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
Partner
ICR, Inc.
+1 (203) 682-8229

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated balance sheets

	As of
U.S. dollars in thousands	June 30, 2015	December 31, 2014
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents and short-term bank deposits	$37,666	$54,327
Trade receivables, net	70,777	56,217
Other accounts receivable and prepaid expenses	28,406	22,729
Inventories	99,776	80,212

Total current assets	236,625	213,485

LONG-TERM ASSETS:
Severance pay fund	3,903	3,744
Long-term deposits and prepayments	734	759

Total long-term assets	4,637	4,503

PROPERTY, PLANT AND EQUIPMENT, NET	214,055	172,993

OTHER ASSETS	8,448	10,059

GOODWILL	36,754	37,960

Total assets	$500,519	$439,000

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$8,256	-
Short-term loans from related parties	2,700	2,748
Trade payables	71,369	59,430
Account payables to related parties	884	1,227
Accrued expenses and other liabilities	25,973	25,774

Total current liabilities	109,182	89,179

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	9,058	8,993
Accrued severance pay	4,548	4,217
Long-term warranty provision	1,195	1,145
Deferred tax liabilities, net	6,873	4,935
Share-based payment	625	805

Total long-term liabilities	22,299	20,095

REDEEMABLE NON-CONTROLLING INTEREST	8,589	8,715

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Ordinary shares	369	369
Additional paid-in capital	140,246	139,964
Accumulated other comprehensive loss	(627)	(534)
Retained earnings	220,461	181,212

Total equity	360,449	321,011

Total liabilities and equity	$500,519	$439,000

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated statements of income

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands (except per share data)	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	$127,527	$116,064	$235,338	$210,478
Cost of revenues	74,921	68,442	137,418	123,669

Gross profit	52,606	47,622	97,920	86,809

Operating expenses:
Research and development	721	710	1,429	1,313
Marketing and selling	14,796	13,848	30,358	27,567
General and administrative	8,809	9,507	17,108	17,105

Total operating expenses	24,326	24,065	48,895	45,985

Operating income	28,280	23,557	49,025	40,824
Finance expenses, net	399	1,420	2,292	2,985

Income before taxes on income	27,881	22,137	46,733	37,839
Taxes on income	4,616	3,361	7,087	5,590

Net income	$23,265	$18,776	$39,646	$32,249

Net income attributable to non-controlling interest	(376)	(570)	(397)	(773)
Net income attributable to controlling interest	$22,889	$18,206	$39,249	$31,476
Basic net income per ordinary share	$0.65	$0.52	$1.11	$0.90
Diluted net income per ordinary share	$0.65	$0.51	$1.11	$0.89
Weighted average number of ordinary shares used in computing basic income per ordinary share	35,271,094	34,917,556	35,209,290	34,863,203
Weighted average number of ordinary shares used in computing diluted income per ordinary share	35,462,407	35,408,872	35,463,806	35,401,917

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Condensed Consolidated statements of cash flows on a Non-GAAP Basis (Unaudited)

	Six months ended June 30,
U.S. dollars in thousands	2015	2014

Cash flows from operating activities:

Net income	$39,646	$32,249
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,598	8,544
Share-based compensation expense	(137)	1,419
Accrued severance pay, net	172	86
Changes in deferred tax, net	(889)	(2,223)
Capital gains	-	(2)
Increase in trade receivables	(14,560)	(10,120)
Increase in other accounts receivable and prepaid expenses	(2,850)	(5,824)
Increase in inventories	(19,564)	(15,078)
Increase in trade payables	9,366	1,364
Decrease in warranty provision	(138)	(603)
Increase in accrued expenses and other liabilities including related parties	2,260	1,913

Net cash provided by operating activities	22,904	11,725

Cash flows from investing activities:

Purchase of property, plant and equipment	(46,553)	(23,816)
Decrease in long term deposits	25	796

Net cash used in investing activities	(46,528)	(23,020)

Cash flows from financing activities:

Changes in short-term bank credit and loans, net	8,256	(680)
Repayment of a financing leaseback related to Bar-Lev transaction	(450)	(597)

Net cash provided by (used in) financing activities	7,806	(1,277)

Effect of exchange rate differences on cash and cash equivalents	(843)	596

Decrease in cash and cash equivalents and short-term bank deposits	(16,661)	(11,976)
Cash and cash equivalents and short-term bank deposits at beginning of the period	54,327	92,248

Cash and cash equivalents and short-term bank deposits at end of the period	$37,666	$80,272

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	2,573	5,133

Caesarstone Sdot-Yam Ltd. and its subsidiaries (Unaudited)

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2015	2014	2015	2014

Reconciliation of Net Income to Adjusted EBITDA:
Net income	$23,265	$18,776	$39,646	$32,249
Finance expenses, net	399	1,420	2,292	2,985
Taxes on income	4,616	3,361	7,087	5,590
Depreciation and amortization	4,917	4,299	9,598	8,544
Excess cost of acquired inventory (a)	-	108	-	108
Share-based compensation expense (b)	314	801	401	1,419
Follow-on offering expenses (c)	-	657	-	657
Provision for employees fringe benefits (d)	-	939	-	939
Adjusted EBITDA (Non-GAAP)	$33,511	$30,361	$59,024	$52,491

(a)
Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the Company's subsidiaries- Caesarstone USA's inventory at the time of its acquisition and inventory that was purchased from its distributor and Caesarstone Australia Pty Limited's inventory that was  purchased from its distributor, and the standard cost of the Company's inventory- which adversely impacts the Company's gross margins until such inventory is sold. The majority of the inventory acquired from Caesarstone USA was sold in 2011, and the majority of the inventory acquired from the Australian distributor was sold in 2012.

(b)
Share-based compensation includes expenses related to stock options granted to employees of the Company. In addition includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.

(c)	Consists of direct expenses related to a follow-on offering that closed in June 2014.

(d)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the National Insurance Intitute of Israel.

Caesarstone Sdot-Yam Ltd. and its subsidiaries (Unaudited)

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2015	2014	2015	2014

Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$22,889	$18,206	$39,249	$31,476
Excess cost of acquired inventory (a)	-	108	-	108
Share-based compensation expense (b)	314	801	401	1,419
Follow-on offering expenses (c)	-	657	-	657
Provision for employees fringe benefits (d)	-	939	-	939
Tax adjustment (e)	-	342	-	342
Total adjustments	314	2,847	401	3,465
Less tax on non-tax adjustments (f)	49	345	61	433
Total adjustments after tax	265	2,502	340	3,032

Adjusted net income attributable to controlling interest (Non-GAAP)	$23,154	$20,708	$39,589	$34,508
Adjusted diluted EPS (g)	$0.65	$0.58	$1.12	$0.97

(a)
Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the Company's subsidiaries- Caesarstone USA's inventory at the time of its acquisition and inventory that was purchased from its distributor and Caesarstone Australia Pty Limited's inventory that was  purchased from its distributor, and the standard cost of the Company's inventory- which adversely impacts the Company's gross margins until such inventory is sold. The majority of the inventory acquired from Caesarstone USA was sold in 2011, and the majority of the inventory acquired from the Australian distributor was sold in 2012.

(b)
Share-based compensation includes expenses related to stock options granted to employees of the Company. In addition includes expenses for phantom awards granted and the related payroll expenses as a result of exercises.

(c)	Consists of direct expenses related to a follow-on offering that closed in June 2014.
(d)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the National Insurance Intitute of Israel.

(e)	Tax adjustment as a result of tax settlement with the Israeli tax authorities.
(f)	Tax adjustments for the three and six months ended June 30, 2015 and 2014 were based on the effective tax rates for these periods, respectively.

(g)	In calculating adjusted diluted (Non-GAAP) EPS, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Geographic breakdown of revenues by region (Unaudited)

	Three months ended June 30,		Six months ended June 30,
U.S. dollars in thousands	2015	2014	2015	2014

USA	$57,093	$47,894	$105,108	$85,520
Australia	26,975	27,443	50,345	48,762
Canada	19,128	15,381	33,056	27,118
Israel	9,572	9,923	19,422	21,184
Europe	6,750	7,280	11,402	11,978
Rest of World	8,009	8,143	16,005	15,916
	$127,527	$116,064	$235,338	$210,478